Snipp to Offer Brand-Name Electronic Goods as Rewards to Brand Partners

Through Best Buy for Business and Provides SVB Update

WASHINGTON, Nov. 29, 2017 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it will add brand-name electronic goods for brand partners as rewards in Snipp programs through Best Buy for Business.

The first of these, currently live in market, is a game based program for a leading Italian food company. Consumers who purchase the brand products upload a receipt to earn a chance to spin a prize wheel. Prizes include a branded mini instant camera. For the second program, Snipp will manage the rewards for an ongoing internal employee training program of an American multinational technology company. Employees who complete one of several training courses within the allotted time earn an entry into a monthly prize drawing.

“We have one of the largest catalogs of rewards available to brands and we’re thrilled that Best Buy for Business will help expand that selection. Our brand partners are always looking for unique ways in which to reward their consumers and brand-name electronics is a great way to do so,” Said Atul Sabharwal, CEO of Snipp. “Brands and their agencies will be able to not only use these as rewards, but will also be able to work with Snipp to get those brand-name logos on their creative for their promotions as well, furthering the effectiveness of their program with us.”

Snipp is also pleased to announce that Silicon Valley Bank (SVB) has agreed to extend the Forbearance Agreement with the Company. This agreement was initially announced on October 12, 2017, and will now remain in effect until Dec 22, 2017. SVB has also agreed to extend the term of the credit facility that was initially announced on November 23, 2016. The facility will now mature on December 22, 2017.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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